

January 28, 2014

Via Email
Stuart Neuhauser, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

      Re: **Infinity Cross Border Acquisition Corporation**
              Schedule TO-I filed January 10, 2014
              Schedule TO-I filed January 14, 2014
              File Nos. 5-86919

Dear Mr. Neuhauser:

We have reviewed the above referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing the requested information, or by advising us of when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Schedules TO-I

General

1.   Please revise the disclosure in the tender offer documents filed on January 10 and January 14, 2014 to be consistent with disclosure revisions undertaken to address forthcoming staff comments to the registration statement on Form S-4 filed on January 16, 2014.

2.   Please update the disclosure to reflect that Infinity Acquisition has filed a registration statement on Form S-4 to register securities issuable to Infinity Corp.'s securityholders in connection with the Redomestication transaction.

Important, page 4

3.   Please revise the disclosure here and in "Appraisal Rights- Outline of Plan of Merger," to clarify the exact date by which dissenting shareholders must provide written notice to the company that they will dissent from the Redomestication in order for such notice to be considered timely under the Companies Act.

Summary Term Sheet and Questions & Answers, page 10

4.   Please revise your disclosure in the Question and Answer section and other relevant sections to clarify that the $38 million amount potentially payable if the Maximum Condition is met does not include any additional amounts potentially payable if dissenting shareholders properly exercise their appraisal rights.

What will happen if I do not tender my Common Shares…, page 23

5.   Please revise the disclosure under this heading to provide a bullet point overview or a cross reference to the more material risks associated with not tendering shares and remaining as a shareholder of the post-business combination company.

Forward-Looking Statements, page 25

6.   We note the statement on page 26 that "[w]e undertake no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this Offer to Purchase or to reflect the occurrence of unanticipated events." Please revise to reflect the Company's obligations under Exchange Act Rule 13e-4(d)(2) and 13e-4(e)(3).

Certain Effects of the Offer, page 83

7.   We note disclosure that the purchase of Ordinary Shares and Warrants pursuant to the Offers may result in the delisting of securities from Nasdaq. Please provide your analysis as to the applicability of Exchange Act Rule 13e-3 to both offers.

Purchase of Shares and Payment of Purchase Price, page 89

8.   You disclose that payment will occur upon the satisfaction of the offering conditions "but in no event later than three business days after the expiration date."   Please revise your disclosure to remove the implication that you may assert all conditions, other than those subject to government or regulatory approval, after the expiration date of the offer.

Conditions of the Offer, page 90

9.   Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should

inform holders of securities how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

10.   When an offer condition is triggered and you decide to proceed with the offer anyway, we believe that this decision constitutes a waiver of the triggered condition. Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, however, as the language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

*   *   *

Please amend your filings in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):J. Englard, Esq.
                Ellenoff Grossman & Schole LLP